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15046435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janus Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Detroit St
(No. and Street)

Denver	Colorado	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brennan A. Hughes 303-336-7440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 3600	Denver	Colorado	80202
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2015
WASH. D.C.
201

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brennan A. Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janus Distributors LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President and Chief Accounting Officer
Title

Notary Public

JANITA O ALBRIGHT
NOTARY PUBLIC
STATE OF COLORADO
Notary ID 20064001507
My Commission Expires 01/13/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JANUS DISTRIBUTORS LLC
(SEC I.D. No. 8-43810)
(A Wholly-Owned Subsidiary
of Janus Capital Management LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities and Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Janus Distributors LLC
Denver, CO

We have audited the accompanying statement of financial condition of Janus Distributors LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Janus Distributors LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 24, 2015

JANUS DISTRIBUTORS LLC
STATEMENT OF FINANCIAL CONDITION
(in thousands)

ASSETS		December 31, 2014
Cash and cash equivalents	$	8,615
Accounts receivable		4,447
Prepaid expenses		564
Deferred commissions		3,705
Total assets	$	17,331
LIABILITIES AND MEMBER'S CAPITAL		
Total liabilities	$	5,499
Member's capital:		
Member's capital		36,413
Accumulated deficit		(24,581)
Total member's capital		11,832
Total liabilities and member's capital	$	17,331

See accompanying notes to this statement of financial condition.

JANUS DISTRIBUTORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

1. DESCRIPTION OF BUSINESS

Janus Distributors LLC (the "Company") is a wholly-owned subsidiary of Janus Capital Management LLC ("JCM"), whose ultimate parent is Janus Capital Group, Inc. ("JCG"). The Company is a limited purpose broker-dealer and agent for the sale and distribution of shares of certain investment companies (hereafter referred to as "mutual funds") which are directly advised or serviced by JCM and its consolidated subsidiaries.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and the differences could be material.

Cash and Cash Equivalents – The Company considers short-term liquid investments with an initial maturity date of three months or less when purchased, including investments in money market funds, to be cash equivalents.

Deferred commissions – Deferred commissions are commissions paid to financial intermediaries on sales of certain Janus Investment Fund shares, referred to as "C shares". Fees received by the Company from the redemption of C shares within one year of purchase reduce the unamortized deferred commissions. Deferred commissions on outstanding shares are amortized over one year or when the shares are redeemed, if earlier.

Income Taxes – No income tax payable has been included in the statement of financial condition. The Company is a single member limited liability company and is treated as a disregarded entity for U.S. Federal income tax purposes and is therefore not required to file separate tax returns. All income and losses flow through to the Company's sole member, JCM, and are included in JCM's tax filings.

Subsequent Events – Events subsequent to the balance sheet date have been evaluated for inclusion in the accompanying financial statements through the issuance date, February 24, 2015.

3. RELATED PARTIES AND OTHER MATTERS

Certain officers of the Company are also officers of JCM, its subsidiaries, and of the mutual funds distributed by the Company.

Accounts receivable represent amounts owed to the Company by their affiliated mutual funds.

JCM has agreed to make capital contributions to the Company to the extent required to maintain net capital. See Note 4 – Net Capital Requirement.

4. NET CAPITAL REQUIREMENT

As a broker and dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934, equivalent to 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2014, the Company had net capital of $3,116,000 which exceeds the required amount by $2,749,000. The Company's ratio of aggregate indebtedness to net capital was 1.76 to 1.

5. CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. Management believes that risk of credit loss associated with its accounts receivable is significantly reduced based on the nature of the receivables. The majority of accounts receivable is settled by payment from the assets of the mutual funds, and the Company has experienced no credit losses from the mutual funds from the inception of the Company through the current year. As such, the Company believes it is not exposed to significant credit risk.

6. GUARANTEES, COMMITMENTS AND CONTINGENCIES

The Company may enter into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the indemnification clauses of these contracts and expects the risk of loss from such causes to be remote.

The Company is periodically involved in various legal proceedings and other regulatory matters. Based on information currently available, management believes that it is probable that the ultimate outcome of matters that are pending or threatened will not have a material effect on the Company's financial condition.

7. FINANCIAL INSTRUMENTS

Accounting standards establish a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The valuation hierarchy contains three levels:

- Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.
- Level 2 – Valuation inputs are quoted market prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets, and other observable inputs directly or indirectly related to the asset or liability being measured.
- Level 3 – Valuation inputs are unobservable and significant to the fair value measurement.

The following is a summary of the Company's financial assets as of December 31, 2014, that are accounted for at fair value on a recurring basis by level in accordance with the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash and cash equivalents				
Money market mutual funds	$ 7,650	$ -	$ -	$ 7,650
Total assets	$ 7,650	$ -	$ -	$ 7,650

There are no financial assets or liabilities that are accounted for at fair value on a nonrecurring basis as of December 31, 2014.

* * * * *